November 13, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K/A dated November 13, 1997 of Imo Industries Inc. and are in agreement with the statements contained in the first, second and fourth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

                                   /s/ Ernst & Young LLP